NOT FOR DISTRIBUTION TO ANY U.S. PERSON (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED) OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR THE REPUBLIC OF ITALY.

This announcement contains important information which should be read carefully before any decision is made with respect to the Proposal (as defined below). Any individual or company whose Bonds are held by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if they wish to submit a Voting Instruction or attend the Bondholder Meeting or, if required, Adjourned Bondholder Meeting and vote. Any Bondholder who is in doubt as to what action to take should contact an independent professional adviser for advice on the merits of the Proposal including, without limitation, the tax consequences thereof.

Preliminary Results of Consent Solicitation for Convertible Notes issued by Corus Nederland BV maturing April 2007

Amsterdam – 01 March, 2007

On 13 February, 2007, Corus Nederland BV called a Bondholder Meeting for holders of its NLG 345 million 4.625% convertible bonds due April 2007 (the "Bonds"), of which NLG 335 million are currently outstanding. Corus Nederland BV is offering Bondholders the opportunity to redeem the Bonds early (through an amendment of the terms of the Bonds to be approved by the Resolution of Bondholders) in conjunction with the bid for Corus Group plc by Tata Steel Limited and Tata Steel UK Limited. Details of the proposal (the “Proposal”) were set out in the Consent Solicitation Statement (the “Consent Solicitation Statement”) issued by Corus Nederland BV dated 13 February, 2007.

As at the Early Submission Date of 16:00 (CET) on 28 February, 2007, the Tabulation Agent had received votes in favour of the Resolution representing NLG 320,930,000 or 96.0% of outstanding Bonds. There were no votes against the Resolution at the Early Submission Date.

The Bondholder Meeting will be held at the offices of De Brauw Blackstone Westbroek at Tripolis (Tower 100), Burgerweeshuispad 301, 1076 Amsterdam, The Netherlands, on Wednesday 7 March, 2007 at 10:00 CET (registration from 09:30 CET). If necessary, the Adjourned Bondholder Meeting will be held at the same address on Monday 26 March, 2007. Voting Instructions for the meeting (applicable to those who have not yet voted) must be submitted so that they arrive with the Tabulation Agent prior to 16:00 (CET) on Monday, 5 March, 2007, and Bondholders who wish to attend the Bondholder Meeting must so notify the Tabulation Agent before 17:00 (CET) on Monday, 5 March, 2007, in each case in accordance with the Consent Solicitation Statement.

Capitalised terms in this announcement shall have the same meanings ascribed to them in the Consent Solicitation Statement dated 13 February, 2007. The Consent Solicitation Statement is available upon request from the Solicitation Agent or the Tabulation Agent, as detailed below.

Conditions of the Consent Solicitation

The Proposal will only become effective if the Resolution is passed at the Bondholder Meeting (or at a subsequent Adjourned Bondholder Meeting, if required) and if the Effective Date occurs on or before the Backstop Date, being 18 April, 2007. Should these conditions not be met, the Bonds will not be redeemed early and will mature on 22 April, 2007, and the Early Redemption Price, Accrued Interest and the Early Voting Premium will not be payable.

Transaction timetable

Date	Time	Event
Monday 5 March, 2007	16:00 CET	Final Submission Date. Final date for submission of Voting Instructions for Bondholder Meeting.
Wednesday 7 March, 2007	10:00 CET	Bondholder Meeting. If a quorum is not present, it will be necessary to call the Adjourned Bondholder Meeting. If Resolution is passed, execution of the Supplemental Trust Deed.

Notice of Results. As soon as practicable after the Bondholder Meeting, notice of results of Bondholder Meeting published in Het Financieele Dagblad, and Euronext Amsterdam Official Price List, and on Bloomberg and Reuters IIIA.

Anticipated date of court meeting and extraordinary general meeting of Corus shareholders to approve the Scheme.
Thursday 22 March, 2007	16:00 CET	Adjourned Meeting Submission Date. Final date of submission of Voting Instructions for Adjourned Bondholder Meeting.
Monday 26 March, 2007	10:00 CET	Adjourned Bondholder Meeting (if required). If the Resolution is passed, execution of the Supplemental Trust Deed.

Notice of Results. As soon as practicable after the Adjourned Bondholder Meeting, notice of results of Adjourned Bondholder Meeting published in Het Financieele Dagblad, and Euronext Amsterdam Official Price List, and on Bloomberg and Reuters IIIA.

Monday 2 April, 2007	Business hours	Anticipated Effective Date. Fixing of Dutch Guilder/Pound Sterling FX rate at midday (London time) on the Effective Date.
Effective Date + 2 business days	Business hours	Early Redemption Date
Wednesday 18 April, 2007	Close of business	Backstop Date

For further information:

A complete description of the terms and conditions of the Proposal is set out in the Consent Solicitation Statement. Further details on the transaction can be obtained from:

The Solicitation Agent:

Credit Suisse Securities (Europe) Limited

Liability Management Desk:	Convertible Bond Desk:
Paul Hawker Tel: +4420 7883 6748 paul.hawker@credit-suisse.com	Mark Hammarskjold Tel: +4420 7883 7718 mark.hammarskjold@credit-suisse.com

Written copies of the Consent Solicitation Statement can be obtained from: The Tabulation Agent: ABN AMRO Tel: +31 (0) 76 57 99 520 Fax: +31 (0) 76 578 3312

The Solicitation Agent takes no responsibility for the contents of this announcement. This announcement must be read in conjunction with the Consent Solicitation Statement. This announcement and the Consent Solicitation Statement contain important information which should be read carefully before any decision is made in connection with the Proposal. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser.

The distribution of this announcement in certain jurisdictions (in particular the United States and Italy) may be restricted by law (as further described below). Persons into whose possession this announcement comes are required to inform themselves about, and to observe, any such restrictions.

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